Exhibit 12.1

SPIRIT REALTY CAPITAL, INC.

(F/K/A COLE CREDIT PROPERTY TRUST II, INC.)

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(in thousands, except ratios)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2013	2012	2011	2010	2009	2008
Pre-tax loss from continuing operations	$(19,779)	$(70,685)	$(46,759)	$(63,351)	$(69,403)	$(93,613)
Add: Fixed charges	75,990	156,220	169,343	172,500	207,976	230,622

Pre-tax earnings from continuing operations before fixed charges	$56,211	$85,535	$122,584	$109,149	$138,573	$137,009

Fixed charges:
Interest expense	$59,931	$142,655	$151,261	$157,821	$189,292	$214,076
Amortization of deferred financing costs	10,130	2,819	3,599	4,728	8,401	6,064
Amortization of discount/premium relating to indebtedness	5,929	10,746	14,483	9,951	10,283	10,482

Fixed charges	$75,990	$156,220	$169,343	$172,500	$207,976	$230,622

Ratio of earnings from continuing operations to fixed charges(1)	—	—	—	—	—	—

Fixed charges	$75,990	$156,220	$169,343	$172,500	$207,976	$230,622
Preferred dividends	—	63	16	15	16	16

Combined fixed charges and preferred dividends	$75,990	$156,283	$169,359	$172,515	$207,992	$230,638

Ratio of earnings from continuing operations to combined fixed charges and preferred dividends(1)	—	—	—	—	—	—

Combined fixed charges and preferred dividends in excess of earnings from continuing operations	$19,779	$70,748	$46,775	$63,366	$69,419	$93,629

(1)	The ratio of earnings to combined fixed charges and preferred dividends was less than 1.00 as a result of losses from continuing operations for all periods presented.